

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via Facsimile</u>
Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 20, 2011**
> **Item 4.01 Form 8-K/A**
> **Filed June 20, 2011**
> **File No. 000-53529**

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed June 20, 2011</u>

1.   We note that you refer to the letter from your former independent accountant, Sadler, Gibb & Associates, filed as an exhibit to your Form 8-K filed on May 20, 2011. Please obtain and file a letter from Sadler, Gibb & Associates stating whether they agree with your revised disclosures, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Evan L. Greebel
        Katten Muchin Rosenman LLP
        Fax: (212)894-5883